

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 7, 2008

Peter F. Benoist
Chief Executive Officer
Enterprise Financial Services Corp.
150 North Meramec
Clayton, MO 63105

> **Re: Enterprise Financial Services Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2008**
> **File No. 001-15373**

Dear Mr. Benoist:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Disclose whether you have applied to participate in the Treasury Department's Capital Purchase Program and describe the status of your application.

2. Please disclose the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department. Within the section that describes the warrants, please disclose the current market price of the company's common stock or the 20 day average price.

3.   Please disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

4.   Please discuss how your participation in the Capital Purchase Program may:

      a. impact the holders of any outstanding senior classes of your securities;

      b. impact the rights of your existing common shareholders;

      c. dilute the interests of your existing common shareholders;

      d. require you to expand your board of directors to accommodate Treasury Department appointments to it;

      e. require you to register for resale securities you have issued to the Treasury Department; and

      f. impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

5.   Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

6.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

7.   Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

        *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an

Peter F. Benoist
Enterprise Financial Services Corp.
November 7, 2008
Page 3

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3418 with any questions.

Sincerely,

William C-L Friar
Senior Financial Analyst

cc: By fax (314) 241-8624
        Phillip R. Stanton, Esq.